PRESS RELEASE
ASANKO GOLD INCREASES AKWASISO RESOURCES BY 79% AND RESERVES BY 62%

Highlights:

  Successful infill drilling at Akwasiso increases Indicated Resources by 79% to 6.72 million tonnes at 1.49 g/t for 322,500 contained ounces of gold.

  62% increase in Mineral Reserves to 3.83 million tonnes at 1.74 g/t, (+26% increase in grade) for 214,500 contained ounces of gold. Mineral Reserves delineated at US$12 per Reserve ounce.

  Updated Mineral Resource Estimate signed off by CSA Global (UK) Ltd.

  Phase 1 and 2 drilling programs executed at a very low discovery cost of US$8 per Resource ounce.

  Akwasiso Environmental Invoice received, Environmental Permit expected shortly.

Vancouver, British Columbia, April 27, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to announce an updated Mineral Resource and Reserve Estimate for the Akwasiso deposit, part of the Asanko Gold Mine located in Ghana, West Africa, following the successful completion of the infill drilling campaign to upgrade previously reported Inferred Resources into the Indicated category.

Compared to the December 31, 2016 Mineral Resource Estimate ("MRE"), the updated Akwasiso MRE has increased Indicated Resources by 79% to 6.72 million tonnes at 1.49 g/t for 322,500 contained gold ounces (refer to Table 1). The Resource grades have improved significantly by 24% from 1.20 g/t to 1.49 g/t. The updated MRE has been signed off by CSA Global (UK) Ltd.

The design of the open pit has been revised on the basis of the updated MRE and geological model, resulting in a 62% increase in Mineral Reserves (compared to December 2016), which now total 3.83 million tonnes at 1.74 g/t for 214,500 contained gold ounces (refer to Table 2). Grades have also increased by 26% compared to the December 2016 Reserve Estimate of 1.38 g/t.

Akwasiso is now the largest satellite deposit within the Asanko Gold Mine multi-pit complex and scheduled to commence mining in Q1 2018. Akwasiso is located approximately three kilometres north east of the processing facility, which is being upgraded to five million tonnes per annum, and will provide incremental at surface ounces that have lower mining and processing costs than the current Nkran operations. The deposit is located on the existing Abirem Mining Licence, which has enabled the supplementary permitting application for mining to be fast tracked. The Environmental Invoice has been received from the Ghanaian Environmental Protection Agency, which is the precursor to the final Environmental Permit which is expected shortly.

Peter Breese, President and CEO, commented "It is pleasing to note that the prospectivity of our large scale tenement package in Ghana continues to deliver significant low cost ounces. Since acquiring the deposit in mid-2016, we have spent just $8 per Resource ounce on the drilling program at Akwasiso and added significant reserves at quality grades, all within a short trucking distance of our processing plant.

The significant increase in Akwasiso's reserves further boosts the near-term, near mine ore inventory available to support the increased mill throughput to 5Mtpa.

With ore containing more than 166,000 ounces already pre-developed at Nkran, which don't require any further capital development to access, 130,000 ounces of at surface reserves at Dynamite Hill and 214,000 ounces of reserves at Akwasiso, we have more than sufficient ore inventory to maintain our 2017 production profile and to support the expanded production profile of the Asanko Gold Mine in 2018 and 2019 whilst we build the conveyor and bring Esaase into production. With the significant contribution from at surface ounces, we expect to benefit from both an increase in production as well as the corresponding decrease in costs over this period."

Table 1: Updated Akwasiso Mineral Resource Estimate

	April 2017			December 2016			Comparison
	Tonnes Mt	Grade g/t Au	Moz	Tonnes Mt	Grade g/t Au	Moz	Tonnes Mt	Grade g/t Au	Moz
Measured	-	-	-	-	-	-	-	-	-
Indicated	6.72	1.49	0.32	4.61	1.20	0.18	2.11	0.29	0.14
Total M&I	6.72	1.49	0.32	4.61	1.20	0.18	46%	24%	79%

Notes: Resources compiled using a US$2,000/oz pit shell and a 0.5 g/t cut-off. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding. Resource estimate signed off by CSA Global (UK) Ltd.

	April 2017
	Tonnes Mt	Grade g/t Au	Moz
Inferred	0.13	1.06	0.004

Table 2: Updated Akwasiso Mineral Reserve Estimate

	April 2017			December 2016			Comparison
	Tonnes Mt	Grade g/t Au	Moz	Tonnes Mt	Grade g/t Au	Moz	Tonnes Mt	Grade g/t Au	Moz
Proven	-	-	-	-	-	-	-	-	-
Probable	3.83	1.74	0.21	3.03	1.38	0.13	0.8	0.36	0.08
Total P&P	3.83	1.74	0.21	3.03	1.38	0.13	26%	26%	62%

Notes: Using a US$1,300/oz pit shell and a 0.8 g/t cut-off. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding. Only Measured and Indicated Mineral Resources were converted to Mineral Reserves.

The Akwasiso deposit shows similar geological characteristics to Nkran, with at least three mineralized structures within a sandstone-siltstone sequence and an intrusive granite which hosts shallow dipping quartz veining. The infill drilling program totaled 5,147 metres of combined reverse circulation and diamond core drilling which has enabled further refinement of the geological model for the deposit. The program also provided orientated core to assist structural and grade distribution trend measurements. As a consequence, the MRE methodology previously adopted for Akwasiso in December 2016 has been refined. The grade shells in the previous estimate were derived from an Indicated Kriging ("IK") and Ordinary Kriging ("OK") approach. In the April 2017 MRE, the grade shells have now been redefined by physical wireframing of the grade shells to constrain volume (and tonnage), followed by an OK grade estimation within a given grade shell.

Qualified Persons Statements

Phil Bentley, Asanko Executive: Geology and Resources (Pr. Sci. Nat.) is the Asanko Qualified Person under NI 43-101 guidelines who assumes technical responsibility for the Mineral Resource contents of this news release. The April 2017 MRE for Akwasiso was prepared by Kathleen Hansmann (Pr. Sci. Nat.) Asanko Mineral Resource Manager. The MRE has been overseen and signed off by Malcolm Titley, Principal Consultant, CSA Global (UK) Ltd. The MRE is reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada.

The Mineral Reserve Statement was prepared by Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng.)who is the Asanko Qualified Person under NI 43-101 who assumes responsibility for the Mineral Reserve contents of this news release. The Reserve is reported in accordance with Canadian National Instrument 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck - VP Corporate Development and Investor Relations
Telephone: +1 778 986-2000
Email: ryan.walchuck@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).